EXHIBIT 99.21

Suite 2200, 130 Adelaide Street West Toronto, Ontario Canada M5H 3P5 Telephone: 1-416-368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX : AGI

June 7, 2012

To:	The Securities Commissions of all of the Provinces and Territories of Canada

Amended Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special general meeting of shareholders of Alamos Gold Inc. (the “Company”) held May 31, 2012.

Total Shares Voted:	103,442,724
Total Shares Issued and Outstanding:	119,502,806
Total Percentage of Shares Voted:	86.55%

1.	Determination of the Number of Directors – FOR: 99.87%

According to proxies received and vote by show of hands, the number of directors was determined at six.

2.	Election of Directors

According to proxies received and vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

FOR:
Mark Wayne	85.58%
John A. McCluskey	99.94%
Kenneth G. Stowe	95.50%
David Gower	97.58%
Paul J. Murphy	98.01%
Anthony Garson	98.98%

3.	Appointment and Compensation of Auditors – FOR: 98.41%

According to proxies received and vote by show of hands, Ernst & Young, LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

4.	Amended Stock Option Plan – FOR: 89.85%

According to proxies received and vote by show of hands, the Company’s Amended Stock Option Plan (the “Plan”) and all unallocated options which may be granted under the Plan, as more particularly set out in the Company’s Management Information Circular dated April 26, 2012, was approved.